October 19, 2012

VIA E-MAIL AND EDGAR TRANSMISSION

Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Petróleo Brasileiro S.A. – Petrobras Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 2, 2011 File No. 1-15106

Dear Mr. Schwall:

By letter dated September 24, 2012, the Securities and Exchange Commission (the “Commission”) provided certain comments related to the annual reports on Form 20-F filed on April 2, 2012 (the “2011 Form 20-F”), by Petróleo Brasileiro S.A.—Petrobras (“Petrobras”).  Petrobras is submitting herewith, via EDGAR and e-mail, responses to the Commission’s comments.  For convenience, we have reproduced in italics the staff’s comments and have provided responses immediately below the comments.

Comment

General

1.
Please update us on your contacts with Iran, Cuba and Sudan since your letters to us of September 1, 2009 and October 6, 2009. In this regard, we note the disclosure on page F-110 in your notes to financial statements that your international geographic areas include Iran and Cuba. We note 2010 and 2011 news articles reporting your exit from work on the Tusan block, your withdrawal from Iran, your abandonment of exploration activities off the coast of Cuba, and that you may build a lubricants plant with Cuba. We note from your website that you maintain representative offices in Iran and Cuba. We also note a 2011 news article reporting that you purchased Nile Blend crude from India’s ONGC for loading from the Marsa Bashayar Marine Terminal in Sudan.

As you know, Iran, Sudan and Cuba are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with these countries since your prior letters, including descriptions of past, current and anticipated contacts through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements. Describe any services or products you have provided to Iran, Cuba and Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by them.

Response to Comment 1

Sudan: During 2011, our Asian subsidiary Petrobras Singapore Private Limited made a total of four purchases of Nile Blend crude on a spot basis from the three suppliers listed below in Sudan, for the supply of our refinery Nansei Sekiyu Kabushiki Kaisha (NSS) located in Okinawa, Japan.  The three suppliers were (i) Vitol Asia PTE LTD, a Singaporean company, from which we purchased 450 mil bbl on March 3, 2011; (ii) ONGC Nile Ganga B.V. - ONGC B.V., a Dutch company, from which we purchased two shipments of 600 mil bbl each on March 25, 2011 and on July 6, 2011, and (iii) Arcadia Energy PTE LTD, a Singaporean company, from which we purchased 300 mil bbl on September 30, 2011.  The volume of these purchases was not material as it represented less than 1% of our total purchase of crude oil in 2011.  All such purchases were spot purchases.  We have never had, and do not intend to have, a long term supply contract with any supplier in Sudan.  We have not made any purchase from Sudan in 2012.  Other than spot purchases of crude oil described above, we have not had any other contacts with Sudan. We have never provided any services or products to Sudan or had any agreements, commercial arrangement or other contacts with the government of Sudan.

Iran: We previously had a representation office in Iran in connection with our participation in the Tusan Block; however, we exited the Tusan Block on July 13, 2009.  Since such time, we have ceased all activities in Iran, closed our representation office and started the liquidation process of our subsidiary in Iran.  Our last employee in Iran returned to Brazil in July 2010.  We will exclude Iran from our geographical areas in our next Form 20-F.  Despite not having any activities in Iran, the formal register of our subsidiary in Iran has not yet been cancelled, because economic sanctions in Iran prevent us from sending the currency we need to pay for the administrative expenses necessary to officially liquidate our subsidiary before the competent authorities in Iran.  As a consequence, we have not being able to surrender the lease of the office space where our representation office used to be located.  Such administrative expenses consist of past due rent of the office space and fees owed to legal and tax advisors and also to human resource services.  We intend to formally close the office as soon as we are able to remit the currency to pay for such expenses.  Our investments in Iran in the last three years represented less than 0.1% of our total investments for the period, totaling U.S.$572,000 in 2009, U.S.$235,000 in 2010 and U.S.$31,000 in 2011. We made no investments in Iran in 2012. Other than our dealings with the closing of our office space, we have not had any other contacts with Iran in 2012. Once we surrender the lease of our office space in Iran, we do not anticipate any future contact with Iran.

Cuba: The exploration and production sharing agreement for Block N37 between Unión Cuba Petróleo (CUPET), a Cuban corporation, and our Dutch subsidiary Petrobras Middle East B.V. (PEMID), ended in March 17, 2011. As a result, we no longer have any exploratory activities in Cuba. We had a plan to build a lubricant plant in Cuba in the past, but we do not intend to pursue this project any longer.  Currently, our only contact with Cuba relates to the maintenance of an office space that we are not currently using. We have no employees or commercial activities in Cuba at present.  Our investments in Cuba in the last three years represented less than 0.1% of our total investments for the period, totaling U.S.$2.9 million in 2009 and U.S.$3.4 million in 2010.  We made no investments in Cuba in 2011 and 2012. The only expense we currently have in Cuba is the lease of the office space mentioned above in the amount of U.S.$2,462 per month. This lease agreement expires in April 30, 2013. We do not anticipate renewing this lease once it expires. We do not currently have, or anticipate we will have, other investments or agreements, commercial arrangement or other contacts with the government of Cuba.

Comment

2.
Please discuss the materiality of your contacts with Iran, Cuba or Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan and Cuba.

Response to Comment 2

We have never had any material assets, liabilities, revenues or proved reserves associated with our operations in Cuba, Iran or Sudan. As described above, we never made any investments in Sudan and our investments in Cuba and Iran in the last three years represented less than 0.1% of our total investments for the period. We have not made any investments in these countries in 2012. In the last three years, we did not have any revenue generation or any proved reserves in these countries.  At present, Petrobras has no employees or operations in Cuba, Iran or Sudan.

In light of the foregoing, we believe that our limited past contacts with Cuba, Iran and Sudan and the existence of an office space in Cuba and Iran do not constitute, either individually or in the aggregate, a material investment risk for our security holders, or create a material reputational risk for Petrobras. We do not believe that investors would consider these limited contacts to be a material investment risk, either from an economic, financial or reputational point of view.

 Comment

Risk Factors, page 16

3.
Notwithstanding the general references to depreciation of the real that appear in your risk factor captioned “International prices of crude oil, oil products and natural gas may impact us differently,” please provide under an appropriate caption a new risk factor to identify and discuss the exchange rate risks you face. In that regard, we note that you disclose at page 86 the significant impact that exchange rate movements and exchange rate variation have on your net financial income, and you quantify the impact in the two most recent fiscal years. Similarly, in your two filings on Form 6-K on August 10, 2012, you disclose the substantial percentage of your total debt that is in U.S. dollars or in Reais indexed to U.S. dollars, and you indicate that the net loss of $685 million in the period ended June 30, 2012 (compared to net income of $5,212 million in the immediately preceding quarterly period) was “mainly the result of exchange variation….” You also indicate in the first Form 6-K filed August 10 that the “appreciation of the U.S. Dollar against the Real significantly affected the net financial expenses due to the exchange variation on net debt as well as the dollar-related costs of the Company….”

Response to Comment 3

We believe that the risk factor entitled "We are vulnerable to increased financing expenses resulting from increases in prevailing market interest rates and exchange rate fluctuation” on page 20 of our 2011 Form 20-F addresses the main risk we face from a depreciation of the real in relation to the U.S. dollar, which is an increase in our financing expenses. A depreciation of the real in relation to the U.S. dollar may also have a negative effect on our results as discussed in the risk factor “International prices of crude oil, oil products and natural gas may impact us differently than our competitors and may cause our results to differ from our competitors in periods of higher international prices” on page 16 of our 2011 Form 20-F.

Comment

Directors and Senior Management, page 112

4.
Please expand the sketch you provide for Ms. Foster at page 114 to include the discussion of her business experience that Item 6.A of Form 20-F requires. You do not appear to have disclosed any of her experience prior to February 13, 2012.

Response to Comment 4

In future filings on Form 20-F, we will revise our disclosure to provide a more complete description of Ms. Foster’s business experience.  Please see below in bold and underlined the additional information we intend to add in Ms. Foster’s biography in our next Form 20-F:

Maria das Graças Silva Foster—Ms. Foster has been our Chief Executive Officer since February 13, 2012.  She is also a member of our board of directors, the board of directors of Petrobras Distribuidora S.A. – BR and the board of directors of Petrobras Biocombustível S.A. – PBIO.  Ms. Foster is also a chairwoman of the boards of directors of Petrobras Transporte S.A. – TRANSPETRO, Instituto Brasileiro de Petróleo, Gás e Biocombustíveis – IBP and Petrobras Gás S.A. – GASPETRO. From September 2007 to February 2012, she served as Petrobras Chief Gas & Power Officer. From May 2006 to September 2007, Ms. Foster was the CEO of Petrobras Distribuidora S.A. During that period, Ms. Foster was also the chairwoman of the Board of Liquigas Distribuidora S.A. and Vice-President of the Board of Cia. Brasileira de Petróleo Ipiranga. Previously, she acted as the CEO and Chief Investor Relations Officer of Petrobras Química S.A.- Petroquisa, a position she took over in September 2005. In that period, she was also the Executive Manager for Petrochemicals and Fertilizers for Petrobras.  She holds a degree in chemical engineering from the Universidade Federal Fluminense – UFF (Fluminense Federal University), a master’s degree in chemical engineering and a post-graduate degree in nuclear engineering from the Universidade Federal do Rio de Janeiro – UFRJ (Federal University of Rio de Janeiro) and an MBA in economics from the Fundação Getúlio Vargas – FGV (Getulio Vargas Foundation).

Comment

Audited Consolidated Financial Statements

Consolidated Notes to the Financial Statements

Note 4 – Summary of Significant Accounting Policies, page F-21

5.
We note that your consolidated financial statements are presented in accordance with IFRS as issued by the IASB. However, certain of your accounting policies use language that does not appear to be consistent with the relevant IFRS standard. As one example, the revenue recognition policy presented on page F-21 of your filing does not appear to use language consistent with IAS 18. As another example, the language used to describe legal proceedings and contingencies on page F-79 does not appear to be consistent with IAS 37. Please review each of your accounting policies to ensure completeness and consistency with IFRS. Refer to paragraphs 117-121 of IAS 1 and paragraph 7 of IAS 8.

Response to Comment 5

In our 2011 Form 20-F, we presented consolidated financial statements prepared in accordance with IFRS as issued by the IASB.  We previously reported under US GAAP, and some disclosures concerning accounting policies require further adjustments to conform our terminology to the terminology used by the relevant IFRS standard. Please see below in bold and underlined the revisions we intend to make to Note 4 - Summary of significant accounting policies (page F-21 of our 2011 Form 20-F) and to Note 28 - Legal proceedings and contingencies (page F-78 of our 2011 Form 20-F) in our next Form 20-F:

4.1  Recognition of revenues, costs and expenses

Sales revenues of crude oil and oil products, petrochemical products, natural gas and other related products are recognized when title passes to the customer, because at that time the amount of revenue and the costs of the transaction can be ~~reasonably~~ measured reliably, ~~collectibility is reasonably assured, persuasive evidence of an arrangement exists, the seller’s price to the buyer is fixed or determinable~~ the Company retains neither continuing managerial nor effective control over the goods sold, it is probable that the economic benefits associated with the transaction will flow to Petrobras and the significant risks and rewards of ownership have been transferred to the customer. Title is transferred to the customer when delivery occurs pursuant to the terms of the sales contracts. Revenues from the production of natural gas properties in which Petrobras has an interest with other producers are recognized based on the actual volumes sold during the period. Subsequent adjustments to revenues based on production sharing agreements or volumetric delivery differences are not significant.
~~Sales revenues comprise the value of the consideration received or receivable for the sale of products and services, net of returns, discounts and charges on sales.~~

Sales revenues from freight and other services are recognized when it is probable that the economic benefits associated with the transaction will flow to Petrobras and the Company can reliably measure the ~~amounts~~ amount of revenue, ~~and~~ the stage of completion of the transaction and the costs incurred.

Sales revenues are measured at the fair value of the consideration received or receivable for the sale of products and services, net of returns, discounts and charges on sales.

The financial income (expenses), net include mainly income from interest on financial investments and government bonds, expenses with interest on financing, fair value gains and losses from marketable securities measurement, as well as net exchange and monetary variations.

Costs and expenses are recognized on the accrual basis.

Note 28 - Legal proceedings and contingencies, page F-78

The Company is a defendant in numerous legal proceedings involving civil, tax, labor, corporate and environmental issues arising in the normal course of its business. Based upon the advice of its internal legal counsel and on management’s best estimates, the Company has classified the potential ~~loss contingencies of~~ outflow of future economic benefits required to settle such proceedings as either probable, reasonably possible or remote.

28.1    Legal proceedings classified as probable losses

When present obligations exist as a result of a past event and the outflow of future economic benefits required to settle these obligations is probable and reliably estimable, the Company ~~has recorded~~ accounts for ~~accruals~~ these obligations in amounts ~~sufficient to provide for losses that are considered probable and reasonably estimable~~ that reflect the best estimate of the expenditure required for settlement at the end of the reporting period. The main proceedings that comprise this classification relate to the withholding of income taxes for securities issued outside of Brazil; losses and damages as a result of the cancellation of an assignment of federal VAT (IPI) credits to a third party; and indemnifications for fishermen arising out of an oil spill that occurred in Rio de Janeiro in January 2000. In addition, based on studies undertaken in 2011, the Company reassessed claims related to an oil spill in the Terminal São Francisco do Sul - President Vargas Refinery in July 2000, reclassifying the loss contingency from possible to probable and estimating the Company’s exposure as of December 31, 2011 at U.S.$33.

Comment

Note 4.6 – Property, Plant and Equipment, net, page F-25

6.
We note that costs incurred in connection with the exploration, development and production of oil and gas are accounted for in accordance with the successful efforts method. Please expand your disclosure to provide additional information regarding this accounting policy. For example, discuss the process through which exploratory wells are evaluated to determine whether sufficient progress has been made to support continued cost capitalization. Also, please describe the depreciable base used to calculate depletion expense according to the unit-of-production method. Refer to paragraphs 117-121 of IAS 1.

Response to Comment 6

We account for our exploration, development and production costs of oil and gas in accordance with the successful efforts method. When we adopted IFRS for the first time, we opted for maintaining the same accounting policy and specific disclosures previously used by Petrobras under US GAAP. In future filings on Form 20-F, we will disclose additional details regarding this accounting policy, including some additional information concerning the depreciable base used to calculate depletion according to the unit-of-production method. Please see below in bold and underlined the revisions we intend to make to Note 4.6 - Property, plant and equipment, net (page F-25 of our 2011 Form 20-F) in our next Form 20-F:

Valuation

Property, plant and equipment, net is stated at the cost of acquisition or construction, which represents the costs incurred for bringing the asset to the condition for operation, adjusted during hyperinflationary periods, less accumulated depreciation and impairment losses.

The costs incurred in connection with the exploration, development and production of oil and gas are accounted for in accordance with the successful efforts method. This method requires the capitalization of costs incurred in connection with the development of proved reserve areas and successful exploratory wells. In addition, costs related to geological and geophysical activities are expensed when incurred and exploratory wells drilled in areas of unproved reserves are expensed when determined to be dry or non-economical. Exploratory wells that have found oil and gas reserves, but that the reserves cannot be classified as proved, continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the economic and operating viability of the project is taking place. An internal commission of technical executives of Petrobras reviews these conditions for each well monthly, taking in consideration geoscience and engineering data, existing economic conditions, operating methods and government regulations.

Expenditures on major maintenance of industrial units and ships are capitalized if certain recognition criteria of IAS 16 are met. Such maintenance occurs, on average, every four years.

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the costs of these assets. Borrowing costs of funds borrowed generally are capitalized based on the Company’s weighted average cost of borrowings, excluding borrowing costs directly attributable.

Depreciation

Depreciation, depletion and amortization of proved oil and gas producing properties, except for signature bonus, is accounted for according to the unit-of-production method, ~~applied on~~ based on the ratio of reserves produced on a field by field basis, applied to the depreciable amount of the asset ~~based on the ratio of reserves produced~~. The depreciable amount is the cost of the asset, less its residual value if material.

Reserves are estimated by the Company’s technical experts according to the criteria established by the U.S. Securities and Exchange Commission – SEC . Estimates are revised for depreciation, depletion and amortization purposes at least once a year or on interim basis, if material changes occur.

The straight-line method is used for assets with a useful life shorter than the life of the field.

  *  *  *

Petrobras makes the following acknowledgments:

•	Petrobras is responsible for the adequacy and accuracy of the disclosure in its respective filings;

•	comments of the Commission staff, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	Petrobras may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar at (212) 225 2414 or ngrabar@cgsh.com or Francesca Odell at (212) 225 2531 or flodell@cgsh.com at Cleary Gottlieb Steen & Hamilton LLP.

Very truly yours,

/s/ Almir Guilherme Barbassa
Petróleo Brasileiro S.A.—Petrobras
Name: Almir Guilherme Barbassa
Title:   Chief Financial Officer and Chief Investor Relations Officer

/s/ Daniel Lima de Oliveira
Petrobras International Finance Company
Name: Daniel Lima de Oliveira
Title:   Chairman and Chief Executive Officer

cc:	Nicolas Grabar Francesca L. Odell Cleary Gottlieb Steen & Hamilton LLP